Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: SkyWest Inc. (SKYW)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

SkyWest Inc. (SKYW)
Vote Yes: Item #4 – Respect for Freedom of Association and Collective Bargaining

Annual Meeting: May 6, 2025

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request the Board adopt and disclose a Non-Interference Policy upholding the rights to freedom of association and collective bargaining in its operations, as reflected in the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

Supporting Statement: The Policy should contain commitments to:

•	Non-interference when employees exercise their right to form or join a trade union, including prohibiting SkyWest from undermining this right or pressuring employees seeking to form or join a company-hosted organization intended to represent employees;

•	Good faith and timely collective bargaining if employees form or join a trade union;

•	Where national or local law is silent or differs from international human rights standards, following the higher standard; and

•	Processes to identify, prevent, account for, and remedy any practices that violate or are inconsistent with the Policy.

RATIONALE FOR A YES VOTE

SkyWest’s interference with union organizing efforts may undermine business success.

SkyWest is an openly anti-union company. It hosts a public website, “Stronger Together,” which includes language such as:

-	Unions thrive on creating an adversarial relationship with management and with colleagues or peers who disagree with them.
-	History also has taught us that powerful unions, particularly in our industry, will not hesitate to place their companies in financial peril
-	Don’t gamble with your future. Don’t sign a union A-card.[1]

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1 https://strongertogether.skywest.com/, accessed April 15, 2025

2025 Proxy Memo SkyWest Inc.| Respect for Freedom of Association and Collective Bargaining

The SkyWest InFlight Association (SIA) is a SkyWest-sponsored organization, yet it is the sole bargaining representative for the Company’s flight attendants.2 Per SkyWest, there are no employees currently represented by an outside union.3 SkyWest has allegedly sponsored “pop-up parties” in crew room areas, offering food while distributing anti-union literature. Management has also allegedly placed anti-union literature and posters on walls, bulletin boards, and next to employees’ work areas.4 Safety training managers have also allegedly included anti-union rhetoric, posters, and literature in their sessions.5 It is believed that management has informed SkyWest flight attendants that they cannot discuss unions or share union literature in crew rooms, including non-work areas. There have also been reports of SkyWest calling airport police to threaten to eject flight attendants from the airport for talking with colleagues about unionizing.6

This openly anti-union approach creates brand, legal, and operational risk for SkyWest.

Brand risk.

SkyWest’s anti-union activities are garnering negative attention. Bernie Sanders has tweeted, “Creating company unions are an illegal union busting tactic,” and that SkyWest should “Follow the law!”7 According to a survey conducted by Marketing Brew and Harris Poll, 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.8 A 2024 Gallup poll found that 70% of Americans approve of labor unions, up from 67% the year before.9 This marks the second-highest approval rating in over 60 years. The American Federation of Labor and Congress of Industrial Organization (AFL-CIO) also found that 71% of Americans support unions, with that support increasing within younger generations, with 88% of voters under 30 supporting unions.10

Legal risk.

The Association of Flight Attendants (AFA-CWA) filed a lawsuit against SkyWest in October 2023. The U.S. Department of Labor has also alleged that SIA, acting as “company union,” did not perform its legal obligation as a labor representative when it barred two employees from running in an election for SIA leadership positions due to their support for an independent union at the company.11

The Company has also allegedly fired two flight attendants who were seeking to organize a labor campaign to have union representation independent of SkyWest’s management. One of these flight attendants was with SkyWest for 24 years prior to her termination which was approximately two years after she began contributing to the union organizing drive. SkyWest denies allegations that the firings were retaliatory.12

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2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000793733/000155837025000943/skyw-20241231x10k.htm

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000793733/000155837025000943/skyw-20241231x10k.htm

4 https://www.ooitstime.com/anti-union-campaign

5 https://www.ooitstime.com/anti-union-campaign

6 https://www.ooitstime.com/anti-union-campaign

7 https://twitter.com/BernieSanders/status/1715357837017141546

8 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

9 https://nycclc.org/news/americans-approval-labor-unions-near-highest-level-1960s?utm_source=chatgpt.com

10 https://www.usatoday.com/story/money/2023/08/29/majority-of-americans-support-labor-unions-poll-finds/70713278007/

11 https://www.theguardian.com/us-news/article/2024/aug/14/skywest-airlines-fake-union-lawsuit

12 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000793733/000155837025003617/skyw-20250506xdef14a.htm

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2025 Proxy Memo SkyWest Inc.| Respect for Freedom of Association and Collective Bargaining

Operational risk.

Independent research has shown that the presence of unions correlates positively with low turnover, improved diversity, investment in training, and low levels of legal and regulatory violations.13

In opposition to this proposal, SkyWest states that “the policy required by this proposal would negatively impact SkyWest’s positive relationship with our people by stifling communication between the Company and the very employees that the policy seeks to protect.” The adoption of a non-interference policy does not prevent SkyWest from communicating to employees the ways in which it is a preferred employer. The company’s response to employees interested in unionization, however, may undermine the trust relationship these employees should have with their employer.

A comprehensive labor rights policy can help SkyWest standardize its actions in alignment with established international labor rights standards.

SkyWest used to state, in its online document entitled “Our Commitment to Human Rights,” its support for a range of labor rights standards including the ILO Declaration on Fundamental Principles and Rights at Work; the core Conventions of the ILO; the UN Guiding Principles on Business and Human Rights (UNGPs); the OECD Guidelines for Multinational Enterprises; and the UN Universal Declaration of Human Rights.13 However, references to these standards have been removed,14 suggesting a distancing of the Company from labor rights.

The shareholder proposal’s request for a Non-Interference and Collective Bargaining Policy (the Policy) conforms with the international standards laid out in the ILO International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work. The Policy would help define the Company’s commitment to respect employees’ freedom of association and collective bargaining rights.

CONCLUSION

A “yes” vote is warranted. Investors should encourage SkyWest to adopt and disclose a Non-Interference Policy.

Vote “Yes” on this Shareholder Proposal 4

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For questions, please contact Meredith Benton, Benton@whistlestop.capital

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13 https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights ; https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/ ; https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity

14 https://inc.skywest.com/assets/Uploads/WhoWeAre/IncHumanRightsStatement2021C.pdf

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2025 Proxy Memo SkyWest Inc.| Respect for Freedom of Association and Collective Bargaining

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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